Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated September 22, 2015

Relating to Preliminary Prospectus dated September 8, 2015

Registration No. 333-204905

4,230,769 Shares

Common Stock

This free writing prospectus relates to the initial public offering of common stock of Cerecor Inc. and should be read together with the preliminary prospectus dated September 8, 2015 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 relating to this offering of our common stock. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1534120/000104746915007183/a2225225zs-1a.htm.  The following information supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus in each instance as it relates to the amount of the net proceeds from the sale of 4,230,769 shares of Cerecor’s common stock as a result of the inclusion of all estimated offering expenses payable by us in connection with the offering.  References to “Cerecor,” “we,” and “our” refer to Cerecor Inc.

The following disclosure replaces the first sentence on page 9 of the Preliminary Prospectus adjacent to the caption “Use of Proceeds”:

“We estimate that the net proceeds from this offering will be approximately $22.7 million, or approximately $26.5 million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $6.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. ”

The following table replaces the summary balance sheet data table on page 12 of the Preliminary Prospectus and such updates and modifications are limited to the changes set forth in the pro forma as adjusted column:

	As of June 30, 2015
			Pro forma
	Actual	Pro forma	as adjusted
		(unaudited)	(unaudited)
Cash and cash equivalents	$6,143	$6,143	$28,854
Total assets	7,582	7,582	30,293
Total liabilities	11,426	9,906	9,906
Convertible preferred stock	28,346	—	—
Total stockholders’ equity (deficit)	(32,189)	(2,324)	20,387

The following disclosure replaces the third sentence on page 15 of the Preliminary Prospectus under the caption “Even if this offering is successful, we will require additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.”:

“We estimate that the net proceeds from this offering will be approximately $22.7 million, based on an assumed initial public offering price of $6.50, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.”

The following disclosure replaces the third sentence on page 58 of the Preliminary Prospectus under the caption “If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution”:

“If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the pro forma as adjusted amount of $4.20 per share, assuming an initial public offering price of $6.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, because you will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Moreover, investors who purchase shares of common stock in this offering will contribute approximately 35% of our total funding to date but will own only approximately 48% of our outstanding shares after giving effect to this offering. In addition, you may also experience additional dilution if the underwriters exercise their over-allotment option, upon future equity issuances, including upon conversion of any outstanding debt, or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. Please see the section entitled “Dilution.””

The following disclosure replaces the first paragraph on page 63 of the Preliminary Prospectus under the caption “Use of Proceeds”:

“We estimate that the net proceeds from our issuance and sale of 4,230,769 shares of our common stock in this offering will be approximately $22.7 million, assuming an initial public offering price of $6.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $26.5 million, assuming an initial public offering price of $6.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.”

The following table replaces the capitalization table on page 67 of the Preliminary Prospectus and such updates and modifications are limited to the changes set forth in the pro forma as adjusted column:

	As of June 30, 2015
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Cash and cash equivalents	$6,143	$6,143	$28,854
Liabilities:
Term debt (net of debt discount)	$7,053	$7,053	$7,053

Convertible Preferred Stock:
Series A convertible preferred stock, $0.001 par value; 31,116,391 shares authorized, 31,116,391 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	10,463	—	—
Series A-1 convertible preferred stock, $0.001 par value; 9,074,511 shares authorized, 9,074,511 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	3,389	—	—
Series B convertible preferred stock, $0.001 par value; 115,000,000 shares authorized, 58,948,735 shares issued and outstanding, actual; no shares designated, issued or outstanding, pro forma and pro forma as adjusted	14,493	—	—
Total convertible preferred stock	28,345	—	—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 230,000,000 shares authorized and 649,721 shares issued and outstanding, actual; 230,000,000 shares authorized and 4,630,143 shares issued and outstanding, pro forma; 200,000,000 shares authorized and 8,860,912 shares issued and outstanding, pro forma as adjusted	1	5	9
Preferred stock, par value $0.001; no shares authorized, issued and outstanding, actual and pro forma; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Additional paid-in capital	17,034	46,895	69,602
Accumulated deficit	(49,224)	(49,224)	(49,224)
Total stockholders’ (deficit) equity	(32,189)	(2,324)	20,387
Total capitalization	$3,209	$4,729	$27,440

The following disclosure replaces the entire disclosure on pages 69-71 of the Preliminary Prospectus under the caption “Dilution”:

“If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Net tangible book value per share of our common stock is determined at any date by subtracting our total liabilities from the amount of our total tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of our common stock deemed outstanding at that date.

The historical net tangible book value of our common stock as of June 30, 2015 was $(3.8) million, or $(5.92) per share of our common stock, based on 649,721 shares of our common stock outstanding as of June 30, 2015.

The pro forma net tangible book value of our common stock as of June 30, 2015 was $(2.3) million, or $(0.50) per share of our common stock, and represents our historical net tangible book deficit as of June 30, 2015 after giving effect to the conversion of all of our outstanding convertible preferred stock into an aggregate of 3,980,422 shares of our common stock.

After giving further effect to the sale of 4,230,769 shares of common stock by us in this offering at an assumed initial public offering price of $6.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us our pro forma as adjusted net tangible book value as of June 30, 2015 would have been $20.4 million, or $2.30 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.80 per share to existing stockholders, and an immediate dilution of $4.20 per share to investors participating in this offering. The table below illustrates this per share dilution.

Investors participating in this offering will incur immediate and substantial dilution. After giving further effect to our issuance and sale of 4,230,769 shares of our common stock in this offering at an assumed initial public offering price of $6.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2015 would have been $20.4 million, or $2.30 per share. This represents an immediate increase in pro forma adjusted net tangible book value of $2.80 per share to existing stockholders and immediate dilution of $4.20 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$6.50
Historical net tangible book value per share as of June 30, 2015	(5.92)
Pro forma increase in net tangible book value (deficit) per share attributable to the conversion of outstanding convertible preferred stock	5.42
Pro forma net tangible book value (deficit) per share before this offering	(0.50)
Pro forma increase in net tangible book value (deficit) per share attributable to new investors purchasing common stock in this offering	2.80
Pro forma as adjusted net tangible book value (deficit) per share after this offering	2.30
Dilution per share to new investors purchasing common stock in this offering		$4.20

A $1.00 increase or decrease in the assumed initial public offering price of $6.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $3.9 million or by $0.43 per share and the dilution to new investors in this offering by $3.76 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value (deficit) as of June 30, 2015, by approximately $5.9 million or by $0.37 per share and the dilution per share to new investors purchasing common stock in this offering by $3.83, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a decrease of 1.0 million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value (deficit) as of June 30, 2015, by approximately $5.9 million or by $0.46 per share and the dilution per share to new investors purchasing common stock in this offering by $4.66, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value (deficit) per share after giving effect to this offering would be $2.54 per share, which amount represents an immediate increase in pro forma net tangible book value (deficit) of $0.24 per share of our common stock to existing stockholders and an immediate dilution in net tangible book value (deficit) of $3.96 per share of our common stock to new investors purchasing shares of common stock in this offering.

The following table summarizes, as of June 30, 2015, on a pro forma basis after giving effect to the conversion of outstanding convertible preferred stock, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at an assumed initial public offering price of $6.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percentage	Amount	Percentage	Per Share
Existing shareholders	4,630,143	52%	$51,100,000	65%	$11.04
New investors	4,230,769	48%	27,499,999	35%	6.50
Total	8,860,912	100%	$78,599,999	100%	$8.87

The number of shares of our common stock outstanding immediately following this offering is based on 649,721 shares of our common stock outstanding as of June 30, 2015 and giving effect to the pro forma conversion of our convertible preferred stock into an aggregate of 3,980,422 shares of our common stock upon the closing of this offering. This number excludes:

•                  510,884 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2015 at a weighted-average exercise price of $8.88 per share;

•                  490,756 shares of our common stock issuable upon the exercise of warrants outstanding as of June 30, 2015 at a weighted-average exercise price of $26.32 per share, which warrants are expected to remain outstanding upon the closing of this offering;

•                  166,718 shares of our common stock issuable upon the exercise of warrants outstanding as of June 30, 2015 at a weighted-average exercise price of $8.40 per share, which warrants will expire upon the closing of this offering in accordance with their terms, unless exercised prior thereto;

•                  22,328 shares of common stock issuable upon the exercise of a warrant outstanding as of June 30, 2015 at an exercise price of $8.40 per share, which warrant is exercisable to purchase Series B convertible preferred stock prior to the completion of this offering and which warrant is expected to remain outstanding upon the closing of this offering;

•                  42,307 shares of our common stock issuable upon the exercise of the warrants issued in connection with this offering to the Underwriters at an exercise price of $7.48, assuming an initial public offering price of $6.50 per share, which is the midpoint of this price range set forth on the cover page of this prospectus and a total of 4,230,769 shares of our common stock are sold in this offering;

•                  254,236 shares of our common stock available for future issuance under our 2011 Stock Incentive Plan as of June 30, 2015, which upon effectiveness of our 2015 Omnibus Incentive Compensation Plan will be available for issuance under our 2015 Omnibus Incentive Compensation Plan; and

•                  890,815 shares of our common stock available for future issuance under our 2015 Omnibus Incentive Compensation Plan, which will become effective business day immediately proceeding the date on which the registration statement is declared effective.

To the extent that outstanding stock options are subsequently exercised, there will be further dilution to new investors. If all outstanding options as of June 30, 2015 had been exercised, assuming the treasury stock method, the pro forma net tangible book value per share as of June 30, 2015 (calculated on the basis of the assumptions set forth above) would have been approximately $(2.3) million, or $(0.49) per share of our common stock, and the pro forma as adjusted net tangible book value would have been $2.26 per share, representing dilution in our pro forma adjusted net tangible book value per share to new investors of $0.04.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital by issuing equity securities or convertible debt, your ownership will be further diluted.

Effective upon the closing of this offering, an aggregate of 1,145,051 shares of our common stock will be reserved for future issuance under our equity benefit plans, and the number of reserved shares will also be subject to automatic annual increases in accordance with the terms of the plans. New options that we may grant under our equity benefit plans will further dilute investors purchasing common stock in this offering.

If the underwriters exercise their over-allotment option in full, the following will occur:

•                  the percentage of shares of our common stock held by existing stockholders will decrease to approximately 49% of the total number of shares of our common stock outstanding after this offering; and

•                  the number of shares of our common stock held by new investors will increase to approximately 51% of the total number of shares of our common stock outstanding after this offering.”

Cerecor has filed a registration statement (including the Preliminary Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Cerecor has filed with the SEC for more complete information about Cerecor and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Cerecor, any underwriter or any dealer participating in this offering will arrange to send you the Preliminary Prospectus if you request it from: Eileen Citarrella, Maxim Group LLC, 405 Lexington Avenue, New York, NY 10174, Email: ecitarrella@maximgrp.com, or Telephone: (212) 895-3785.